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Exhibit 99.1


FOR IMMEDIATE RELEASE
JULY 30, 2003

CADENCE ANNOUNCES DRILLING ON SECOND WELL ON DE SOTO PARISH PROPERTY

INDEPENDENT EVALUATION OF CADENCE FIELD PEGS $136 MILLION VALUE

CADENCE DOUBLES TARGETS TO MORE THAN 60 FROM 30 TWO WEEKS AGO

WALLA WALLA, WA - Cadence Resources Corp (OTCBB: CDNR) announced today that on July 21, 2003, drilling was initiated on its second well in De Soto Parish, LA on the NE Logansport property. The well is currently at greater than 6000 feet of depth. The project is a joint venture between Cadence and Bridas Energy USA. The well, the Mary Belle Smith #1 is slated to be drilled to a total depth of approximately 10,300 feet with primary gas targets in the Hosston and Cotton Valley sands.

On July 17, 2003 the Company announced drill log results from its first well in the area, the Ardis-Martin Timber Co. #1, indicating that there are 107 feet of pay in the Cotton Valley and 186 feet of pay in the Hosston sand formations in that well. The Company expects that a pipeline connection will be completed the week of August 4th and that the well will undergo staged perforation and fracturing techniques for approximately one month.

In other news the Company is pleased to announce that Proteus Capital Corp., a New York based corporate advisory and research firm has completed an analysis of the De Soto Parish property for the Company valuing the Company's interest in the project at approximately $136 million, based upon the report's assumptions and prevailing natural gas prices. The report was completed by Mr. Douglas Newby, President of Proteus. Mr. Newby in his career has completed analyses and undertaken investment banking assignments for numerous domestic and international oil and gas projects.

Mr. Newby completed an analysis of the projected value of the Company's interest in the project based upon 55 wells being completed on the project acreage over the next four-and-a-half years, and assuming a 90% drilling and completion success rate. These completion success rates are well within the historical norms experienced in wells drilled in both the neighboring Holly and Bethany-Longstreet fields. At assumed natural gas and oil prices of $4.50/mcf and $25/bbl, the PV10 of the pretax future cash flow net to the Company was estimated at $136 million.

The report did a comprehensive analysis of the production in the adjoining fields finding that to date, on average, nearly eight wells have been drilled in each 640-acre section in the Holly field, and about five wells per section in the Bethany-Longstreet field. However, continued in-fill drilling by the operators in those fields leads the Company and Mr. Newby to conclude that the number of possible wells in each section is closer to ten, thus allowing for nearly sixty wells on the acreage controlled by the joint venture, which is more than double the number of wells projected in the July 17, 2003 news release. The

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report also noted that the typical well in the two fields studied has produced on average 4.2 BCF of gas to date. However, since the Company has not yet completed its first well, the results achieved may differ from those achieved in the past by other operators.

The Company has determined that due to the importance of this report in analyzing the impact of the De Soto Parish project upon the future of the Company, the report in its entirety will be filed as an 8K document and thus will be available as an EDGAR document at the website of the United States Securities and Exchange Commission at www.sec.gov. Interested parties may also obtain a written copy of the report by requesting one from either the Company or Proteus Capital Corp. at the phone numbers listed below, or by accessing the report at www.proteuscapital.com/cadence.htm .

This news release includes certain estimates, projections and "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect various assumptions by the Company or by Proteus Capital Corp "Proteus". No representations are made as to the accuracy of such statements, estimates or projections. These forward-looking statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. While these statements are made to convey the Company's progress, business opportunities and growth prospects, such forward-looking statements represent the opinion of management or Proteus, according to attribution. Whereas management or Proteus believe such representations to be true and accurate based on information and data available to, respectively, the Company or Proteus at this time, actual results may differ materially from those described. The Company's operations and business prospects are always subject to risk and uncertainties.

 CONTACTS:        CADENCE RESOURCES:
                  Howard Crosby at (509) 526-3491 or John Ryan at (843) 682-2023

                  PROTEUS CAPITAL:
                  Douglas Newby at (646) 879-5970


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